Law Office of Gregory Bartko                                 3475 Lenox Road
                                                                   Suite 400
                                                      Atlanta, Georgia 30326
Phone 404-238-0550
Fax 404-238-0551


September 2, 1998


Liberty Stock Transfer Co.
Attention: Al Sanders
191 New York Avenue
Huntington, New York 11743


                                                  Re: Med Gen, Inc.
                                                  Offering of 400,000 Shares

Dear Mr. Sanders,

I am securities counsel for Med Gen, Inc., of Deerfield Beach, Florida (the "Company"). I am advised that the Company previously completed an offering of 400,000 shares of its Common Stock ("Offering"), in accordance with the provisions of Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended ("Act"). In accordance with the Act, a Form D Notice of Sale reflecting the Offering was filed with the United States Securities and Exchange Commission ("SEC") in November, 1997.

All of the purchasers of the Common Stock in the Offering were residents of various states within the United States, and each purchaser of the Shares in the Offering represented that they were purchasing the Shares for investment only and not with a view to re-distribute the securities. However, pursuant to the provisions of Rule 504 of Regulation D of the Act, the Shares of Common Stock offered and sold in the Offering are "free trading" Shares and, accordingly should bear no limitations on transfer of the Shares under federal securities laws. Attached hereto please find a listing of the names, addresses, and number of Shares each such investor in the Offering purchased. Common Stock certificates representing their investments may be issued without a restrictive legend placed thereon.

Please contact me at 404-238-0550 if you have any questions or comments.

Sincerely


/s/Gregory Bartko
GAB/mnm
cc: Paul B. Kravitz, Med Gen, Inc.
    Alan Berkun, Preston Langley